

November 13, 2020

Scott Kavanaugh
Chief Executive Officer
First Foundation Inc.
18101 Von Karman Avenune, Suite 700
Irvine, CA 92612

      Re: First Foundation Inc.
          Form 10-K for the Fiscal Period Ending December 31, 2019
          Filed March 2, 2020
          Form 10-Q for the Quarterly Period Ending September 30, 2020
          Filed November 6, 2020
          File No. 001-36461

Dear Mr. Kavanaugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal period ending December 31, 2019

Managment's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Noninterest Income, page 38

1.   You disclose that noninterest income for Wealth Management decreased by $1.1 million in 2019 when compared to 2018 due primarily to lower levels, on average, of billable assets under management (AUM) in 2019. However, we note that total AUM increased from $3.9 billion at December 31, 2018 to $4.4 billion at December 31, 2019. Please tell us, and revise your future filings to explain, how an overall increase in AUM in 2019 resulted in lower levels, on average, of billable AUM leading to lower non-interest income.

2.   On page of 27 of the March 31, 2020 10Q, you disclose that the significant decrease in the value of stocks due to the Covid-19 pandemic caused a 12% decrease in AUM in the first quarter of 2020 which will result in reduced revenues in future quarters. In an effort to increase transparency of underlying trends driving noninterest income, the majority of which are asset management fees and represent close to 50% of your net income, please enhance future filings to provide an AUM rollforward by major product, i.e. fixed income, equity. Provide us with a draft of your proposed disclosure.

Form 10-Q for the quarterly period ending September 30, 2020

Note 1. Basis of Presentation
Recently Adopted Accounting Guidance, page 6

3.   You disclose that you adopted ASU 2016-13; Measurement of Credit Losses on Financial Instruments, on January 1, 2020. Please enhance future filings to disclose how the adoption changed your allowance for credit losses methodology and disclose your revised accounting policy.   Refer to ASC 326-10-65. Provide us with a draft of your proposed disclosure.

Note 2. Fair Value Measurements, page 7

4.   We note that through September 30, 2020 you recognized a credit loss provision for your FHLMC beneficial interest securities - interest only strips of $8.1 million which you attribute to a change in the interest rate environment and prepayment speeds. We also note on page 10 that you disclose that the significant assumptions in the valuation of these Level 3 securities as of September 30, 2020 and December 31, 2019 included prepayment rates ranging from 20% to 30% and discount rates ranging from 7.35% to 10%. Please revise your disclosure in future filings to address why these significant unobservable inputs have not changed despite your recognition of a related credit loss provision. Additionally, tell us how your disclosure complies with the requirements of ASC 820-10-50-2.g.   Please provide us with a draft of your proposed disclosure.

Note 5. Allowance for Credit Losses, page 16

5.   You disclose that you adopted ASU 2016-13; Financial Instruments – Credit Losses on January 1, 2020 using the modified retrospective application and that there was not any cumulative effect adjustment upon adoption. Please address the following:

- In the rollforward of your allowance for credit losses, you disclose a provision benefit of $4.2 million for the nine months ended September 30, 2020 for adoption of ASC 326. Tell us when and how the benefit was recognized in the financial statements;
- In the rollforward of your allowance for credit losses, you disclose a (benefit) provision for credit losses of ($3.8) million and $8.2 million for the three and nine months ended September 30, respectively. Tell us how this reconciles to the $1.5 million and $7 million provision for credit losses recognized in the consolidated

income statements for the same periods; and
- Tell us why the beginning balance of the allowance for credit losses in the June 30, 2020 rollforward is $18.8 million versus an ending balance of $23.0 million as disclosed in your March 31, 2020 10-Q.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance